Digatrade Financial Corp.

March 31, 2017

(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2017 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

“Bradley J. Moynes”

Bradley J. Moynes

President, Director & CEO

“Tyrone Docherty”

Tyrone Docherty

Director

2

DIGATRADE FINANCIAL CORP.

Interim Consolidated Balance Sheets

Unaudited – prepared by management

(Expressed in Canadian Dollars)

	Note	March 31, 2017	December 31, 2016
		$	$
ASSETS

CURRENT
Cash		22,535	114,488
Accounts Receivable	4	23,660	15,864
Prepaid Expenses		3,999	6,001
GST Recoverable		4,753	2,372

		54,947	138,725

LIABILITIES

CURRENT
Trade and Other Payables	6	213,664	254,197
Liabilities to Customers	7	14,825	10,319
Convertible Promissory Notes Payable –Current Portion	8	223,316	224,597

		451,805	489,113

Convertible Promissory Notes Payable		169,848	170,776

		621,653	659,889

SHAREHOLDERS' DEFICIENCY

Share Capital	9	3,645,457	3,645,457
Share Subscription Received		334,975	334,975
Deficit		(4,547,136)	(4,501,596)

		566,706	(521,164)

		54,947	138,725

Nature and Continuance of Operations (Note 1)

Approved on Behalf of the Board:

“Bradley J. Moynes”	“Tyrone Docherty”
Bradley J. Moynes Chairman, President, Director and CEO	Tyrone Docherty Chairman & Director

The accompanying notes are an integral part of these interim financial statements

3

DIGATRADE FINANCIAL CORP.

Interim Consolidated Statement of Changes in Shareholders’ Equity

Unaudited – prepared by management

(Expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Share subscriptions received	Deficit	Total
			$	$	$	$
Balance, December 31, 2015		1,661,150	3,358,848	25,998	(4,328,627)	(943,782)
Net profit for the period		-	-	-	49,415	49,4156
Balance, March 31, 2016		1,661,150	3,358,848	25,998	(4,279,211)	(894,365)

Balance, December 31, 2016	42,909,650	3,645,457	334,975	(4,501,596)	(521,164)
Net loss for the period	-	-	-	(45,540)	(45,540)
Balance, March 31, 2017	42,909,650	3,645,457	334,975	(4,547,136)	566,706

The accompanying notes are an integral part of these interim financial statements

4

DIGATRADE FINANCIAL CORP.

(Formerly “Bit-X Financial Corporation”)

Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

Unaudited – prepared by management

(Expressed in Canadian Dollars)

Three Months ended	March 31,
	2017	2016
	$	$
EXPENSES

Accounting, Audit and Legal	9,800	8,000
Amortization	-	31
Consulting Expense	15,000	15,700
Filing and Transfer Agent Fees	6,654	2,507
Management Fees	15000	15,000
Administration Expenses	631	-
Bank Charges and Interest	107	483
Project Development Costs	-	62,161

	47,192	103,880

PROFIT (LOSS) BEFORE OTHER ITEMS	(47,192)	(103,880)

Foreign Exchange (Loss) Gain	1,652	29,403
Coin Development Fee Income	-	123,894

NET PROFIT (LOSS) FOR THE PERIOD	(45,540)	49,415

Other Comprehensive Income		-

NET COMPREHENSIVE LOSS FOR THE PERIOD	(45,540)	49,415

POST-SHARE CONSOLIDATION (Note 10(b)(i))

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	42,909,650	82,442,179

BASIC AND DILUTED (LOSS) PROFIT PER SHARE	(0.001)	0.001

The accompanying notes are an integral part of these interim financial statements

5

DIGATRADE FINANCIAL CORP.

Interim Consolidated Statements of Cash Flows

Unaudited – prepared by management

(Expressed in Canadian Dollars)

	March 31,
	2017	2016
	$	$
Cash Provided BY (USED IN):

OPERATING ACTIVITIES

Net Profit (Loss) for the Period	(45,540)	49,415

Non-Cash Items
Unrealized foreign exchange (gains) losses	(2,209)	(29,879)
Amortization of prepaid expenses	3,999	2,507
Amortization of property and equipment	-	30

Changes in Non-Cash Working Capital Accounts
Accounts Receivable	(5,794)	(22,442)
Prepaid Expenses	-	2,914
GST Payable (Recoverable)	(2,381)	5,216
Liabilities to Customers	4,506	(923)
Accounts Payable and Accrued Liabilities	(40,534)	(18,980)

	(91,954)	(12,142)

FINANCING ACTIVITIES

Proceeds Received on Issuance of Promissory Notes	-	15,150

	-	15,150

NET (DECREASE) INCREASE IN CASH	(91,954)	3,008

Cash (Bank Indebtedness), Beginning of the Period	114,489	(24)

Cash, End of the PERIOD	22,535	2,984

The accompanying notes are an integral part of these interim financial statements

6

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2000, under the Company Act of the Province of British Columbia, Canada. On February 19, 2015 the Company changed its name from Rainchief Energy Inc. to Bit-X Financial Corporation. On October 27, 2015 the Company changed its name from Bit-X Financial Corporation to Digatrade Financial Corp. The Company is focused on developing blockchain technology services and branding a digital asset exchange trading platform that allows customers to trade digital assets and alternative currencies..

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANX”), a company incorporated and existing under the laws of Hong Kong. ANX owns and operates a technology platform and provides operational support specializing in web-based digital currency exchange and transaction services for the cryptographic digital currencies known as Bitcoin and other alternative digital coins.

This services agreement has been implemented is in line with the Company’s business model restructuring which is to focus on licensing, developing and branding a digital exchange trading platform and peer-to-peer electronic payment processing network along with Blockchain development services.

Prior to 2015, the Company was engaged in identifying, financing, and developing oil and gas energy resource properties in North America (Note 7). Prior to 2012, the Company was engaged in the financing and development of photovoltaic solar energy projects in Europe.

The head office, principal address, and records office of the Company are located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year. Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations, and has accumulated losses of $4,547,136 since inception and working capital deficiency of $396,858 as at March 31, 2017; accordingly, the Company will need to raise additional funds through future issuance of securities or debt financing. Although the Company has raised funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations.

The current cash resources are not adequate to pay the Company’s accounts payable and to meet its minimum commitments at the date of these financial statements, including planned corporate and administrative expenses, and other project implementation costs, accordingly, there is significant doubt about the Company’s ability to continue as a going concern. These financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern.

7

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

These unaudited interim condensed financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)	Statement of Compliance

These interim condensed financial statements, including comparative figures have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2016 consolidated annual financial statements.

The policies applied in these interim financial statements are based on IFRS policies as of May 23 2017, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ended December 31, 2017 could result in restatement of these interim financial statements, including the adjustments recognized on transition to IFRS.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency

Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar

8

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)	Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

ii)	Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized to write off the cost of the property and equipment less their residual values over their useful lives using the declining balance method at 30% per annum for computer equipment and 20% for furniture and equipment, except in the year of acquisition when one-half of the rate is used. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

9

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas reserves are capitalized on a property-by-property basis. Such costs include land acquisition costs, geological and geophysical costs, drilling and other costs related to exploration and development activities and do not necessarily reflect present or future values. Proceeds from the disposal of oil and gas properties are applied against the capitalized costs of the related property.

The property was written-off in the year ended December 31, 2014 with no proceeds arising on the disposition

g)	Project Development Costs

Project development costs are expensed as incurred.

h)	Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

i)	Revenue Recognition

Revenue is comprised of consulting fees and commissions earned on trades executed on the digital currency trading platform. Consulting fee income is recognized as the consulting services are provided. Commission is considered earned when a trade is completed by the Company’s customers. As the platform is not yet fully live, commissions and consulting fees earned have been accounted for as a recovery of development costs incurred

j)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

10

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive. The loss per share in prior periods has been adjusted to take into account the consolidation of the Company’s common stock on June 8, 2016.

l)	Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)	Current Income Tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)	Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

ii) Deferred Income Tax

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

11

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below. The Company does not have any derivative financial instruments.

i)	Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

•	Financial assets at fair value through profit or loss;
•	Loans and receivables;
•	Held-to-maturity investments; and
•	Available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

•	Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s cash falls into this category of financial instruments.

•	Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s accounts receivable falls into this category of financial instruments.
12

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Financial Instruments (Continued)

i)	Financial Assets (Continued)

•	Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

•	Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category.

Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

13

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Financial Instruments (Continued)

ii) Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

•	Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s bank indebtedness falls into this category of financial instruments.

•	Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process. The Company’s trade and other payables, liabilities to customers, and promissory notes payable fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

n)	Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

o)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards, if applicable, when they become effective.

a)	IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company has not yet determined the impact of this standard on its consolidated financial statements.

b)	IFRS 15 – Revenue from Contracts with Customers

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. The standard is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively. The Company has not yet determined the impact of this standard on its consolidated financial statements.

14

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company (continued)

c)	IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the least term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019.

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

a)	Deferred Tax Assets

Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

b)	Provision for Restoration and Rehabilitation

The Company recognizes a provision for future abandonment activities in the financial statements equal to the net present value of the estimated future expenditures required to settle the estimated future obligation at the statement of financial position date. The measurement of the restoration and rehabilitation obligation involves the use of estimates and assumptions including the discount rate, the expected timing of future expenditures and the amount of future abandonment costs. The estimates were made by management and external consultants considering current costs, technology and enacted legislation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

15

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 4 – ACCOUNTS RECEIVABLE

As at March 31, 2017 and December 31, 2016, the Company had the following amounts due from third parties:

	March 31, 2017	December 31, 2016
	$	$
Credit Card Proceeds Receivable	5,545	5,545
Related Party Receivable (Note 10(a)(i))	5,287	-
Due From Trading Platform (Note 7)	12,828	10,319

	23,660	15,864

NOTE 5 – OIL AND GAS PROPERTY

On February 10, 2012, the Company entered into an agreement with Nueva Oil and Gas Corporation (“Nueva”) for a farm-in interest in certain oil and gas leases in Curry County, New Mexico, United States (the “Gulf Jensen Oil Prospect”). Nueva is an arm’s length private oil company based in Calgary, Canada.

Pursuant to the terms of the agreement, the Company paid US$33,400 (CDN$34,140) upon execution of the agreement and undertook to fund 100% of the cost of an initial seismic program. In addition, the Company was granted an option to acquire a 90% working interest in the Gulf Jensen Oil Prospect which the Company exercised on April 4, 2012 and paid Nueva US$75,000 (CDN$73,913). The Company’s net revenue interest was 80.0% inclusive of the lessor royalties and the over-riding royalties.

The capitalized exploration and evaluation asset in the amount of $108,053 was written-off in 2014 as management decided to no longer develop the property with Nueva and to abandon all oil and gas exploration activities.

NOTE 6 – TRADE AND OTHER PAYABLES

	March 31, 2017	December 31, 2016
	$	$

Trade Payables	90,742	99,830
Accrued Liabilities	113,537	91,336
Related Party Payable (Note 10(a)(i))	-	36,177
Share Subscription to be Refunded (Note 9(b)(iii)	9,385	26,854

	213,664	254,197

NOTE 7 - LIABILITY TO CUSTOMERS

As at March 31, 2017, the Company had a liability to customers trading on the Company’s currency platform in the amount of $14,825 (December 31, 2015 – $10,319). This amount is offset by an equal amount due to the Company from the trading platform. (Note 4).

16

DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 8 – CONVERTIBLE PROMISSORY NOTES PAYABLE

The Company did not issue any convertible promissory notes during the period ending March 31, 2017

On April 21, 2017, the Company issued a convertible promissory note in the amount of $67,530 (US$50,000) to an unrelated party.

On May 1, 2017, the Company issued a convertible promissory note in the amount of $102,450 (US$75,000) to an unrelated party.

On May 10, 2017, the Company issued a convertible promissory note in the amount of $41,016 (US$30,000) to an unrelated party..

The notes are non-interest bearing and unsecured. The notes may be converted into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first. The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and shall bear interest at 3% per annum compounded annually should the Company default on the note.

NOTE 9 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)	Issued and Outstanding Common Shares

i)	Effective June 8, 2016, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 12,306 shares to round up fractional entitlements resulting from the consolidation. The number of common shares and basic profit or loss per share calculations disclosed in these financial statements have been adjusted to reflect the retroactive application of this share consolidation.

ii)	At December 31, 2016, a share subscription in the amount of $25,998 (US$20,000) received on November 11, 2015 was reclassified to accounts payable, as the Company had agreed to return the investment to the investor. On January 27, 2017 the Company repaid $17,469 (US$13,000) to the investor.

c)	Share Purchase Warrants

As at March 31, 2017 and December 31, 2016, the Company had no share purchase warrants outstanding

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DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 9 – SHARE CAPITAL (continued)

d)	Escrow Shares

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon signing of the agreement and to issue 75,000 shares (1,500 post-consolidation shares) to be held in escrow. The Company was obligated to pay the creditor a further $7,334 (US$6,687) forty five days after the Company’s stock becomes DWAC-eligible. On December 22, 2016, the Company paid $5,374 (US$4,000) and the creditor agreed to release the shares from escrow.

NOTE 10 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below.

a) Related Party Balances

(i)	Accounts Receivable

As at March 31, 2017, the Company had $5,287 (December 31, 2016 – ($36,117)) in amounts due from a company controlled by a Director (also an officer) of the Company. The amounts arose from management fees paid in advance, and are non-interest bearing, unsecured and have no specified terms of repayment.

(ii)	Promissory Notes

Included in Convertible Promissory Notes as at March 31, 2017, was $88999, including US$31,200 (December 31, 2016, $89,364 including US$31,200) owed to a company controlled by a Director (also an officer) of the Company.

Included in Convertible Promissory Notes as at March 31, 2017, was $66,550, (S$50,000), (December 31, 2016, $67,135 (US$50,000)) owed to a company controlled by a former officer of the Company.

b) Compensation of Key Management Personnel

The Company incurred management fees and share-based payments for services provided by key management personnel for the periods ended March 31, 2017 and 2016 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

Three Months ended	March 31,
	2017	2016
	$	$

Management Fees	15,000	15,000

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DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 11 – COMMITMENT

On March 31, 2015, the Company entered into an agreement with Mega Idea Holdings Limited, dba ANX (“ANX”), to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$10,000 for maintenance and support of the exchange platform. The agreement with ANX is for a term of three years.

On April 7, 2017 (“effective date”), the Company entered into a revised agreement with ANX. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX is for a term of two years.

NOTE 12 – SUBSEQUENT EVENTS

i)	Amended Management Agreement

On April 7, 2017, the Company entered into a revised agreement with ANX (Note 12).

On April 7, 2017, the Company entered into a debt settlement agreement with ANX for outstanding service fees of US$95,050 for a one-time cash payment of US$40,000. The gain of $73,916 (US$55,050) on the forgiveness of debt was recorded as a reduction in exchange platform development costs for the year ended December 31, 2016.

ii Convertible Promissory Notes

On April 21, 2017, the Company issued a convertible promissory note in the amount of US$50,000 to an unrelated party.

On May 1, 2017, the Company issued a convertible promissory note in the amount of US$75,000 to an unrelated party.

On May 10, 2017, the Company issued a convertible promissory note in the amount of US$30,000 to an unrelated party.

The notes are non-interest bearing, unsecured and mature on December 31, 2021. The notes may be converted into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first. The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and shall bear interest at 3% per annum compounded annually should the Company default on the note.

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DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 13 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities. The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Management considers that risks related to credit are not significant to the Company at this time.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Management considers that risks related to interest are not significant to the Company at this time. Amounts owed from and to related parties are non-interest bearing.

e) Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

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DIGATRADE FINANCIAL CORP.

Notes to the Interim Consolidated Financial Statements

March 31, 2017

(Expressed in Canadian Dollars)

NOTE 14 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at March 31, 2017 totaled $3,645,457 (December 31, 2016 - $3,358,848). At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during three months ended March 31, 2017.

As at March 31, 2017 the Company had a working capital deficiency of $396,858. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the period ended March 31, 2017.

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